Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the Fourth Quarter and Fiscal Year 2018

— FY2018 Sales Up 6.5%; EPS $0.18 vs. ($0.21) —

KAILUA KONA, Hawaii (June 15, 2018) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the fourth quarter and fiscal year 2018, ended March 31, 2018.

Fiscal Year 2018

For fiscal year 2018 compared to fiscal year 2017, net sales improved to $34,115,000 compared to $32,042,000. Gross profit increased to $13,371,000, with gross profit margin of 39.2%, compared to gross profit of $12,224,000 and gross profit margin of 38.1%. Operating income improved to $1,414,000 compared to an operating loss of ($682,000). Net income was $1,025,000 or $0.18 per diluted share, compared to net loss of ($1,215,000) or ($0.21) per diluted share.

Commenting on the fiscal year 2018 results (changes shown vs. fiscal year 2017), Cyanotech’s Chief Executive Officer, Mawae Morton, said:

“Cyanotech results for the year continue to reflect our focus on building our consumer brands, introducing them to a broader consumer market and maintaining a profitable mix of sales channels. Despite the Spirulina production issues we experienced in the fourth quarter, this strategy enabled us to deliver positive top line and bottom line performance over the past fiscal year.

“The net sales increase of 6.5% was driven by a 13.6% increase in sales of our packaged Nutrex Hawaii products, offset by a 23.3% decrease in bulk sales. The increase in packaged sales for both astaxanthin and spirulina was the result of continued growth in sales through Costco and Amazon. The bulk sales decrease is primarily from a 29.8% decrease in bulk spirulina sales, related to production declines we experienced during the year. Demand for our spirulina remains high.

“Gross profit percent of net sales increased by 1.1 percentage points compared to fiscal 2017 as a result of a higher mix of higher margin packaged sales and lower astaxanthin costs. This improvement was net of $0.8 million of abnormal production costs during fiscal 2018 related to lower spirulina production. Additional abnormal production costs are expected to be incurred and expensed in the first quarter of fiscal 2019.

“Operating expenses decreased $0.9 million, or 5.3% of net sales, to $12.0 million, due to a $1.5 million decrease in legal fees, offset by an increase in compensation and incentive costs. As a result, net income was $1.0 million, or 3.0% of net sales, compared to a net loss of $1.2 million, or (3.8%) of net sales, an overall increase of $2.2 million compared with last year.”

Commenting on production, Gerald R. Cysewski, Ph.D., Cyanotech’s founder and Chief Scientific Officer, said “Our unique and intricate agricultural systems, in which we grow microalgae year-round in open ponds, require favorable weather conditions and proper control and balance of nutrients to achieve optimum production.

"Our fourth quarter was significantly impacted by a variety of unexpected events, which occurred in concert to have an adverse effect on our production of spirulina. These events included fresh water supply restriction which lasted several months, and an unusually cool, cloudy and rainy winter, which lead to the growth of small and difficult to harvest spirulina.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

"In response to these production challenges, at the beginning of April 2018 we undertook a re-inoculation of our spirulina ponds which we believe will allow us to correct the nutrient levels and stabilize production. There was no spirulina production during the re-inoculation process, which was completed in mid-May 2018.”

Fourth Quarter 2018

For the fourth quarter of fiscal 2018 compared to the fourth quarter of fiscal 2017, net sales were $8,101,000 compared to $7,253,000. Gross profit was $1,908,000, with gross profit margin of 23.6%, compared to $2,661,000 and 36.7%. Operating loss was ($935,000) compared to ($146,000). Net loss was ($1,058,000) or ($0.18) per diluted share, compared to net loss of ($274,000) or ($0.05) per diluted share.

Please review the Company’s Form 10-K for the fiscal year ended March 31, 2018 for more detailed information.

— Cyanotech will host a Skype broadcast at 5 p.m. EDT on Wednesday, June 20 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before midnight EDT on Monday, June 18. The Company will respond only to relevant questions relating to the Company’s fourth quarter and fiscal year 2018 financial performance, and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-K for the period ended March 31, 2018, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

March 31,

	2018	2017
	(in thousands, except share data)
ASSETS
Current assets:
Cash	$1,329	$1,407
Accounts receivable, net of allowance for doubtful accounts of $27 in 2018 and $49 in 2017	2,664	2,135
Inventories, net	9,034	7,972
Deferred tax assets	—	157
Prepaid expenses and other current assets	590	565
Total current assets	13,617	12,236
Equipment and leasehold improvements, net	15,734	16,712
Restricted cash	65	—
Other assets	291	213
Total assets	$29,707	$29,161

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$500	$611
Current maturities of long-term debt	655	623
Customer deposits	133	119
Accounts payable	3,527	3,666
Accrued expenses	892	1,013
Total current liabilities	5,707	6,032
Long-term debt, less current maturities	5,790	6,249
Deferred tax liabilities	—	157
Other long term liabilities	103	116
Total liabilities	11,600	12,554
Commitments and contingencies
Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 5,772,032 shares at March 31, 2018 and 5,685,381 shares at March 31, 2017	115	114
Additional paid-in capital	32,051	31,577
Accumulated deficit	(14,059)	(15,084)
Total stockholders’ equity	18,107	16,607
Total liabilities and stockholders’ equity	$29,707	$29,161

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31,

	2018	2017	2016
	(in thousands, except per share data)

Net sales	$34,115	$32,042	$31,840
Cost of sales	20,744	19,818	19,974
Gross profit	13,371	12,224	11,866
Operating expenses:
General and administrative	4,956	6,054	5,796
Sales and marketing	6,438	6,259	6,222
Research and development	563	593	633
Total operating expense	11,957	12,906	12,651
Income (loss) from operations	1,414	(682)	(785)
Other expense:
Interest expense, net	(499)	(528)	(282)
Total other expense, net	(499)	(528)	(282)
Income (loss) before income taxes	915	(1,210)	(1,067)
Income tax benefit (expense)	110	(5)	(3,328)
Net income (loss)	$1,025	$(1,215)	$(4,395)
Net income (loss) per share:
Basic	$0.18	$(0.21)	$(0.79)
Diluted	$0.18	$(0.21)	$(0.79)
Shares used in calculation of net income (loss) per share:
Basic	5,709	5,658	5,581
Diluted	5,781	5,658	5,581

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com